EXHIBIT 19.1
Juniper Networks, Inc.
Insider Trading Policy
Effective Date: February 15, 2023
Purpose
Juniper has adopted this Insider Trading Policy (this “policy”) to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material non-public information, as defined in this policy, about a company from: (i) Trading in securities of that company; or (ii) providing material non-public information to other persons who may Trade on the basis of that information.

Scope
This policy applies to all contractors, including agency workers and independent consultants, employees, officers and directors of Juniper Networks, Inc. and its subsidiaries (collectively, “Juniper”). This policy also applies to all other individuals, such as contractors or consultants, who have access to material non-public information. Any restrictions or obligations that apply to individuals under this policy will also apply to their Related Entities, as described below. Individuals are responsible under this policy for the transactions of their Related Entities and must ensure that any Trading by a Related Entity is in compliance with this policy.

Policy Details
1.1.Overriding Rule – No Trading while in possession of Material Non-Public Information

Juniper’s employees, officers, and directors, and other individuals may not buy or sell securities, or tip others to trade, while in possession of material, non-public information about Juniper or another company.
Individuals possessing such information must wait to Trade until it has been publicly disclosed or is no longer material. This “overriding rule” continues to apply even after leaving Juniper or terminating any relationship with Juniper.

1.2.Other Prohibited Transactions

1.2.1.No Trading in Other Companies’ Securities. This policy applies to Trading in Juniper’s securities and securities of any other company (including Juniper’s suppliers, customers or competitors). If material non-public information about Juniper’s suppliers, customers or competitors has been obtained through an individual’s relationship with Juniper, they cannot Trade based on that information.

1.2.2.No Tipping. Do not disclose material, non-public information to persons within Juniper whose jobs do not require them to have that information or to anyone outside Juniper, including family, friends, business associates, investors and/or expert consulting firms. This includes making recommendations or expressing opinions on the basis of material non-public information as to Trading in Juniper’s securities. This practice is known as “tipping,” and can result in the same penalties as Trading even if the individuals do not Trade themselves.

1.2.3.The following transactions are also prohibited:
(a)Short Sales. Engaging in a “short sale” of Juniper securities. A “short sale” is when a person sells, or promises to make a future sale of, shares of company securities that they do not currently own.

(b)Hedging Transactions. Purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of hedging, offsetting or benefiting from any decrease in the market value of Juniper’s securities.

(c)Margin Accounts and Pledges. Borrowing against Juniper securities held in a margin account, or pledging Juniper securities as collateral for a loan, due to the fact that securities held in a margin account or securities pledged as collateral may be sold by the broker or lender without the customer’s consent if the customer fails to meet a margin call or defaults on the loan, respectively.
(d)Standing and Limit Orders. Entering into a standing or limit order with respect to Juniper securities at any time while otherwise prohibited by this policy from Trading in Juniper securities. Persons subject to this policy may also not enter into a standing or limit order covering any period of time in which the person expects to be in possession of material, non-public information or in a “restricted period” except under an approved Rule 10b5-1 Plan (as described below).

1.3.Restricted Periods

In addition to the general rule prohibiting any transactions while in possession of material, non-public information, Juniper employs a quarterly “restricted period” for certain employees and other designated “insiders.” During the restricted period, insiders are prohibited from making or recommending any Trades in Juniper securities whether or not they actually possess material, non-public information.

Juniper's regular quarterly restricted period begins on the fifteenth day of the last month of the quarter and lasts through two full trading days after our earnings release for that quarter. The window is therefore open again on the third trading day following the earnings release. These regular restricted periods apply to employees, officers, directors and contractors who have been designated by Juniper as “insiders”. Former employees or directors of Juniper who were designated as insiders at the time they ceased to be an employee or director remain subject to this policy until the start of the open window following the termination of their employment or directorship at Juniper. Individuals subject to the restricted period restrictions may not Trade in Juniper’s securities during the restricted period except as described below.
Insiders receive a message from the General Counsel (or the General Counsel’s delegate) informing them that they are subject to these restricted period rules. Juniper reserves the right to add or remove individuals from the insider list at any time and to impose additional restricted periods at any time on any and all directors, officers, employees and contractors.

Don’t forget - regardless of whether or not someone is on the insider list, whether a restricted period is in progress, or whether preclearance for a transaction has been received – the Overriding Rule always applies!

If an individual is in possession of material non-public information outside of a regular restricted period, they must allow for a minimum of two full trading days following the public disclosure of the information before Trading. There are no unconditional “safe harbors” for trades made at particular times (e.g., during a period that is not covered by a restricted period), and all persons subject to this policy should exercise good judgment at all times.

1.4.Exclusions to Restricted Period

Exclusion #1 - Stock Option Exercises for Cash. Any person who is otherwise subject to the restricted period may exercise a Juniper-granted stock option with cash during a restricted period, but may not sell any shares acquired upon exercise during the restricted period.
Exclusion #2 – Tax Withholding. If Juniper withholds a portion of shares subject to (i) a stock option exercised during a restricted period or (ii) any equity award that vested during a restricted period in order to pay required withholding taxes and that withholding action is taken pursuant to the terms of the equity award or an election made outside a restricted period, that withholding transaction is permitted during the restricted period.
Exclusion #3 - Approved 10b5-1 Plans. Any person otherwise subject to the restricted period may purchase or sell Juniper stock during a regular restricted period if such transactions are pursuant to a duly adopted and implemented trading plan in accordance with Securities and Exchange Commission Rule 10b5-1(c) (a “10b5-1 Plan”) that complies with Juniper policy, which is approved by the General Counsel or the General Counsel’s delegate and on file with the Legal Department.

Generally, entering into an approved 10b5-1 Plan allows a person to use the affirmative defense, provided under Rule 10b5-1 of the Securities Exchange Act of 1934 (“Rule 10b5-1”), against an allegation of insider trading by demonstrating that the purchase, sale, or trade in question took place pursuant to a binding contract, specific instruction or written plan that was put into place before he or she became aware of material nonpublic information. You are responsible for trades that a broker may make under your 10b5-1 Plan. A 10b5-1 Plan only provides you with an affirmative defense in the event that you are sued in connection with such a trade.

A 10b5-1 Plan has the advantage of protecting against insider trading liability. However, it also requires advance commitments regarding the amounts, prices, and timing of purchases or sales of Juniper stock and thus limits flexibility and discretion. Accordingly, you should carefully consider whether to enter into a 10b5-1 Plan.

To enter into an approved 10b5-1 Plan, these are the requirements:

1.a person must include a representation in the 10b5-1 Plan in which they certify that they are not aware of any material nonpublic information and that they are entering into the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade insider trading laws, and will act in good faith with respect to such 10b5-1 Plan throughout the duration of the 10b5-1 Plan.
2.a person may not enter into or modify a 10b5-1 Plan during a restricted period or while in possession of material non-public information,
3.all 10b5-1 Plans must have a duration of at least 6 months,
4.a person may not enter into more than one 10b5-1 Plan at a time, except (i) sell-to-cover plans where award holders cannot exercise control over the timing of the sales, (ii) separate plans with different brokers to execute trades of shares held in separate accounts or (iii) where no trades under a new 10b5-1 Plan are authorized to begin until after all trades under the old Plan are completed or expire without execution,
5.a 10b5-1 Plan that relates to a single trade may be entered into only once every 12 months,
6.a person may terminate a 10b5-1 Plan at any time, including during a restricted period, however, any time a 10b5-1 Plan is terminated other than pursuant to the expiration of the 10b5-1 Plan term, a person is required to wait at least 30 days before Trading outside of the 10b5-1 Plan, unless the termination of the plan is in connection with the termination of employment of the person,
7.a person may not commence any purchase or sale under a 10b5-1 Plan (or under any modified 10b5-1 Plan) until 120 days following the date that such 10b5-1 Plan was adopted or amended, and
8.an amendment to an existing Rule 10b5-1 Plan is considered a termination of such plan and the adoption of a new Rule 10b5-1and therefore triggers a cooling-off period of the same duration and the application of the other Rule 10b5-1 Plan requirements set forth above (for this purpose, an amendment includes a modification to the amount, price or timing of the purchase or sale of the securities or a modification to a written formula/algorithm that affects the amount, price or timing of the purchase or sale of the securities).

Exclusion #4 - Advance Elections for Equity Awards. With respect to RSUs, Performance Shares or other equity awards that vest during a future restricted period, if, during an open window or non-restricted period, a recipient communicates in writing their election to Juniper’s Stock Administration team, or elects through E*TRADE’s electronic portal, to (A) have Juniper withhold a portion of the shares that vest during a future restricted period in order to pay required withholding taxes or (B) have E*TRADE sell such shares in full or in part in connection with vesting, such transaction is permitted under this policy.

Exclusion #5 - Estate Planning and Administrative Transfers. Transfers that (i) do not involve consideration and (ii) are for estate planning purposes or are administrative in nature (such as transfers into and out of family trusts for no consideration) are permitted during restricted periods. Note that this exclusion does not permit charitable gifts during restricted periods.
Exclusion #6 - Employee Stock Purchase Plan. This policy (including restricted periods) does not apply to (1) purchases from Juniper’s employee stock purchase plan (the “ESPP”) resulting from periodic contribution of funds to the ESPP pursuant to the election made at the time of enrollment in the ESPP or (2) an automatic re-enrollment in the ESPP. However, this policy does apply to (i) any modifications to increase contribution amounts or percentages to the ESPP, and (ii) any Trades of Juniper stock purchased pursuant to the ESPP.

1.5.Preclearance of Transactions

All Trading in Juniper’s securities at any time (and the entry into a 10b5-1 Plan) by members of the Board of Directors or an employee who is grade 12 or above (generally Vice President or higher) must be precleared in writing by the General Counsel (or the General Counsel’s delegate or the Chief Financial Officer) prior to the transaction. The General Counsel (or delegate or Chief Financial Officer) has the discretion to determine the length of each such precleared Trading window, and may lengthen, close or reopen any such Trading window if it is determined that doing so is reasonable or advisable in the circumstances.

Even if a transaction is precleared, individuals still have an obligation not to Trade while in possession of material non-public information.

1.6.Non-Compliance

The requirements in this policy are based on criminal as well as civil statutes. The liability is personal - Juniper is not responsible for individual actions when it comes to Trading in Juniper’s stock or any other securities. In addition, insider trading violates laws in certain countries, including the United States, which could result in civil and/or criminal penalties, including monetary fines and possibly jail time.

Individuals that take actions prohibited by this policy are subject to disciplinary action by Juniper. In determining consequences resulting from a violation of this policy, the General Counsel, in consultation with the Chief Compliance Officer, will consider a number of factors including, but not limited to, the individual’s culpability, cooperation with the investigation, the individual’s past violations, if any, consistency with consequences for other violations, extent of the harm to Juniper, including the impact on Juniper’s culture, the availability of restitution, penalties assessed by regulators and the need for deterrence.

1.7.Contacts

Any questions involving this policy should be directed to Juniper’s Corporate Legal Department.

1.8.Updates to this Policy

Juniper retains the right to change this policy (including the Supplemental Provisions to Insider Trading Policy for Section 16 Persons) at any time with or without advance notice, although Juniper will endeavor to provide notice in advance of any change.

1.9.Supplemental Provisions to the Policy for Section 16 Persons

Section 16 Reporting Officers and Directors (“Section 16 Persons”) are subject to the following restrictions (during such time as they are Section 16 Persons) in addition to the standard restricted periods and other restrictions set forth in Juniper’s Insider Trading Policy:

1.9.1.Section 16 Persons are encouraged to conduct all Trades involving Juniper’s common stock pursuant to a 10b5-1 Plan. They may enter into 10b5-1 Plans if they comply with (i) the requirements in the trading policy described above (including but not limited to the requirements regarding 10b5- 1 Plans set forth in Section 3.4) and (ii) the following additional requirements. Note that a broker may impose additional requirements.

a)All information relating to any transactions undertaken pursuant to a 10b5-1 Plan (e.g., number of shares, price, etc.) must be reported to Juniper’s General Counsel and Stock Administrator at the end of the day on which the transaction occurred, as part of the Form 4 filing process; and

b)The Section 16 Person or the broker must provide a copy of the 10b5-1 Plan (and any modifications or amendments) to Juniper’s General Counsel and Stock Administrator, as well as any other guidelines or requirements of the broker.

1.9.2.The preclearance of transactions (including entering into or modifying a 10b5-1 Plan) by Section 16 Persons requires the approval of both the General Counsel and the Chief Financial Officer or, in the absence or unavailability of either such person, his or her delegate. In the event both the General Counsel and the Chief Financial Officer are absent or unavailable, the preclearance shall also require the approval of the Chief Executive Officer.
Section 16 Persons must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16”). The practical effect is that Section 16 Persons who purchase and sell Juniper’s securities within a six- month period must disgorge all profits to Juniper whether or not they had knowledge of any material non-public information. If a Section 16 Person becomes aware of a failure to report a transaction or any inaccuracy in their reports under Section 16, they should promptly alert Juniper so that the required filing, or a corrected filing, may be made. Please direct any inquiries concerning compliance to Corporate Legal.

Definitions
“Related Entity” - means (a) all family members who share the same address as, or are financially dependent on, the individual and any other person who shares the same address (other than a tenant or another unrelated person whom the General Counsel determines should not be covered by this policy) and (b) all corporations, partnerships, trusts or other entities controlled by individual and/or the individuals listed in clause (a) above (unless each such entity has implemented policies or procedures designed to ensure that they cannot influence Trading by such entity in Juniper’s securities).

“Trading” or “Trade” - means any transaction related to any securities (including Juniper’s common stock). This includes any purchase, sale, creation or settlement of any derivatives, options, exchange traded put or call options or swaps, collars, short sales, hedging transactions, etc. Trading also includes (i) pledging stock as collateral to secure a loan or a margin account, (ii) Trades done on an individual’s behalf in managed accounts by money managers and (iii) gifts.

“Material non-public information” – The concept of materiality can vary depending on the specific context. In general, information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell Juniper’s securities. Any information (both positive and negative) that could reasonably be expected to affect Juniper’s stock price is considered material. Here are some illustrative (but non-exhaustive) examples:

oFinancial results
oLiquidity issues or changes in Juniper’s credit ratings
oProjections of future earnings or losses or changes in such projections
oPending significant acquisitions, mergers or dispositions or joint ventures
oSignificant write-downs in assets or increases in reserves
oStock or debt offerings
oSignificant new product announcements, developments or delays
oSignificant product defects or problems
oProblems with sole source vendors
oGain or loss of significant customer
oStock splits/dividends
oChanges in senior management or other major personnel changes
oSignificant litigation exposure or governmental investigation
oSignificant incidents involving cybersecurity or data privacy
oOther events or developments that Juniper may be required to disclosed on a Form 8-K
For a rule of thumb – if it might be “material” then it probably is. If there is any concern, ask Legal, the General Counsel or Chief Financial Officer.
Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors (e.g. publication in media such as The Wall Street Journal). Rumors in the media, even if accurate, do not constitute effective public dissemination of information. In addition, even after a public announcement, a reasonable period of time must elapse for the market to react to the information. For a rule of thumb – allow a minimum of two full trading days following publication (or such other time period as advised by the Legal group) as a reasonable waiting period before considering information as public.